UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Decision on Acquisition of Shares

On November 13, 2024, in order to enhance management efficiency and strengthen its control over SK Broadband Co., Ltd. (“SKB”), the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s proposed acquisition of certain shares of SKB. Details of these proposed transactions are as follows:

Acquisition of Shares of SKB

1. Details of SKB	Company Name	SK Broadband Co., Ltd.
	Country of Incorporation	Republic of Korea	Representative	Jin-hyo Park
	Share Capital (Won)	2,010,227,225,000	Relationship to the Company	Subsidiary
	Total Number of Shares Issued and Outstanding	402,045,445	Principal Business	Media and Fixed-line telecommunications services

2. Details of Acquisition	Number of the Shares to be Acquired	99,543,344
	Aggregate Acquisition Value (Won)	1,145,870,382,038
	The Company’s Total Shareholders’ Equity (Won)	12,228,398,961,110
	Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity as of December 31, 2023 (%)	9.37
	Large-scale Corporation	Applicable

3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	398,595,779
	Shareholding Ratio (%)	99.14

4. Method of Acquisition		Cash

5. Purpose of Acquisition		To enhance management efficiency and strengthen its control over SKB

6. Scheduled Acquisition Date		May 14, 2025

7. The Company’s Total Assets (Won) as of December 31, 2023		30,119,228,260,464

- Ratio of Aggregate Acquisition Value to the Company’s Total Assets (%)		3.80

8. Date of Resolution by the Board of Directors		November 13, 2024

- Attendance of Outside Directors		Present: 5; Absent: 0

9. Put Options or Other Agreements		None

10. Other Important Matters Relating to Investment Decision

-   The share capital of SKB set forth in Item 1 above is on a consolidated basis as of December 31, 2023.

-   The Company’s total shareholders’ equity set forth in Item 2 above is on a consolidated basis as of December 31, 2023.

-   The scheduled acquisition date set forth in Item 6 refers to the closing date specified in the share purchase agreement.

-   The above matters and timetable may change subject to the implementation status of, or discussion among the parties to, the share purchase agreement. In case of any changes, the Company will make appropriate amendment filings.

-   The table below sets forth the summary consolidated financial information of SKB as of and for the years ended December 31, 2023, 2022 and 2021.

Summary Consolidated Financial Information of SKB (Unit: Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholders’ Equity	Share Capital	Revenue	Profit	Audit Opinion	Auditor
2023	6,473,408,196,266	3,360,165,886,101	3,113,242,310,165	2,010,227,225,000	4,274,747,059,194	202,890,402,212	Unqualified	Ernst & Young Han Young
2022	6,293,931,971,157	3,173,453,394,398	3,120,478,576,759	2,010,227,225,000	4,155,821,660,917	217,302,685,450	Unqualified	Ernst & Young Han Young
2021	5,997,839,959,724	3,130,157,315,181	2,867,682,644,543	2,007,266,110,000	4,049,155,677,549	198,268,214,780	Unqualified	KPMG Samjong Accounting Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: November 13, 2024